EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is entered into effective as of February 15, 2011 by and between Wasatch Advisors, Inc. (the “Advisor”) and Wasatch Funds Trust (the “Company”), on behalf of the Wasatch Emerging India Fund (the “Fund”).

WHEREAS, the Company is a Massachusetts Business Trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type;

WHEREAS, the Company and the Advisor have entered into an Advisory and Service Contract (“Advisory Agreement”), pursuant to which the Advisor provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Company and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	EXPENSE LIMITATION.

1.1

Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Advisor, but excluding any interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business (“Fund Operating Expenses”), exceed the Fund’s Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor to the extent set forth in this Agreement.

1.2	Operating Expense Limit. The Operating Expense Limit in any year with respect to the Fund shall be 1.95% of the average daily net assets of the Fund.

1.3

Duration of Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall remain in effect until expiration or terminated pursuant to Section 2 herein below, unless renewed by written agreement of the parties.

1.4

Method of Computation. To determine the Advisor’s obligation with respect to the Excess Amount for the Fund, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of the Fund exceed the Operating Expense Limit of the Fund, the Advisor shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day’s Excess Amount. The Company may offset amounts owed to a Fund pursuant to this Agreement against the advisory fee payable to the Advisor. If on any day the annualized Fund Operating Expenses for the Fund are less than the applicable Operating Expense Limit and the Advisor has for a previous day or days during the current fiscal year reimbursed the Fund for Excess Amounts, then, to the extent the Fund’s Operating Expense Limit for the current day exceeds the actual Fund Operating Expenses for that day, the Advisor may recoup from the Fund previous Excess Amounts reimbursed to the Fund.

2.	TERM AND TERMINATION OF AGREEMENT.

The Agreement shall terminate on the earlier of the termination of the Advisory Agreement and January 31, 2013 for the Fund. The obligation of the Advisor under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3.	MISCELLANEOUS.

3.1

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.3	Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.4	Assignment. This Agreement may be assigned to the successors in interest of either party with the consent of the other party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

WASATCH FUNDS TRUST

BY:	/s/ Samuel S. Stewart, Jr.
Name: Samuel S. Stewart, Jr.
Title: President

WASATCH ADVISORS, INC.

BY:	/s/ Jeff Cardon
Name: Jeff Cardon
Title: Chief Executive Officer

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